DEXIA

Group

04 FEB 27 AM 7:21

The Secretary-General

04010142

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

February 16th, 2004

***Attention**: Special Counsel/Office of International Corporate Finance*

PROCESSED
FEB 27 2004
THOMSON
FINANCIAL

DEXIA **Information Pursuant to Rule 12g3-2(b)** **File No. 82-4606**

Dear Sir or Madam

We send you enclosed the English version of the press release according to a decision made by the court in the Lernout & Hauspie case in Singapore.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

Olivier Van Herstraeten
Secretary General
Dexia S.A.

dw 2/27

PRESS RELEASE

Bank

Press Department – Boulevard Pachéco 44 (GI 9/35) – 1000 Bruxsels – Tel. : 02/222 49 95 – Fax : 02/222 90 90 – pressdexia@dexia.be

13/02/2004 1 p.	«MEDIA» «NOM»

EMBARGO 5.40 PM

DEXIA BANK WINS THE LERNOUT &HAUSPIE CASE IN SINGAPORE

On the 28th of August 2002, Velstra, a Singapore-based company in liquidation, had brought an action against Dexia Bank in order to obtain a refund amounting to USD 20,920,000.00.

This procedure pertained to a transfer from an account under the name of Velstra with the Development Bank of Singapore to the personal accounts of Messrs. Lernout, Hauspie and Willaert with the former Artesia, now Dexia Bank.

The High Court of the Republic of Singapore subscribed entirely to the argumentation of Dexia Bank according to which Mssrs. Lernout, Hauspie and Willaert were the beneficiaries and therefore not Artesia. As a consequence, the High Court has rejected the action of Velstra in its judgment dated 13th February 2004.